Filed by BioSante Pharmaceuticals, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 (the “Securities Act”) and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934 (the “Exchange Act”)
Securities Act File Number: 333-185391
Subject Company: BioSante Pharmaceuticals, Inc.
Exchange Act File Number: 001-31812

The following is a letter sent to certain BioSante stockholders by BioSante Pharmaceuticals, Inc. on February 26, 2013:

February 26, 2013

Dear Fellow Stockholder:

Our special meeting of stockholders, scheduled for March 15, 2013, is fast approaching and I am writing to remind you to vote “FOR” the merger and other matters described in the joint proxy statement/prospectus that we sent to you on or about January 25, 2013.  YOUR VOTE MATTERS!

We strongly encourage you to vote your shares today. The BioSante board of directors unanimously approved and adopted the merger agreement between BioSante and ANIP Acquisition Company d/b/a ANI Pharmaceuticals, Inc. and believes that the merger of the two companies will create more value than BioSante could achieve individually. The combined company will be a fully integrated specialty pharmaceutical company focused on developing, manufacturing and marketing branded and generic prescription pharmaceuticals. The BioSante board of directors unanimously recommends that BioSante stockholders vote “FOR” the adoption of the merger agreement and the transactions contemplated thereby, including the merger and the issuance of shares of BioSante common stock in the merger, and “FOR” the other merger related proposals.

I encourage you to review the proposals listed on the proxy card included with this letter and to vote your shares in person, by telephone or over the Internet by following the instructions on the proxy card. You also can vote by completing and returning the proxy card via U.S. mail using the enclosed postage-paid envelope. More detailed information about each of the proposals is included in the joint proxy statement/prospectus that we sent to you.  The joint proxy statement/prospectus also can be found online at www.proxyvote.com.

If you need assistance in voting your shares or have questions regarding the special meeting, please contact The BioSante Proxy Information Line toll-free at (800) 357-9167 or AST Phoenix Advisors at (877) 478-5038.

Regardless of the number of shares you own, it is important that you cast your vote and make your voice heard on these important matters regarding our company.

Sincerely,

Stephen M. Simes

Vice Chairman, President and Chief Executive Officer

Important Additional Information for Investors and Stockholders

This communication is being made in respect of the proposed merger between BioSante and ANI and related matters involving BioSante and ANI.  In connection with the proposed transaction, BioSante has filed with the SEC and the SEC has declared effective a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant materials.  The final definitive joint proxy statement/prospectus has been sent to the stockholders of BioSante and ANI.  Investors and security holders are urged to read the joint proxy statement/prospectus (including any amendments or supplements) and other documents filed with the SEC carefully in their entirety because they contain important information about BioSante, ANI and the proposed transaction.

Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by BioSante at the SEC’s web site at www.sec.gov.  Free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC also can be obtained by directing a request to BioSante, Attention: Investor Relations, telephone: (847) 478-0500.  In addition, investors and security holders may access copies of the documents filed with the SEC by BioSante on BioSante’s website at www.biosantepharma.com.

BioSante and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction described in this release.  Information regarding BioSante’s directors and executive officers is available in BioSante’s annual report on Form 10-K for the year ended December 31, 2011, which was filed with the SEC on March 13, 2012 and BioSante’s definitive proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 9, 2012.  Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of BioSante’s directors and executive officers in the proposed transaction by reading the definitive joint proxy statement/prospectus.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.